Exhibit 99.1

 News Release

Kupol begins processing ore
Margins increase despite cost pressures
Projects on schedule; Buckhorn appeals dismissed

Toronto, Ontario, May 6, 2008 – Kinross Gold Corporation (TSX-K; NYSE-KGC) today announced its unaudited results for the three months ended March 31, 2008.

(This news release contains forward-looking information that is subject to the risk factors and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 15 of this news release. All dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted.)

2008 First Quarter Highlights

•
Gold equivalent production was 331,784 gold equivalent ounces in the first quarter of 2008, compared with 389,394 ounces for the same period last year. Consistent with previously disclosed quidance, the Company remains on track to produce approximately 1.9 – 2.0 million gold equivalent ounces in 2008.

•
Revenue was $330.2 million in the first quarter, a 34% increase over the same period last year, and the average realized gold price was $929 per ounce sold, compared with an average realized gold price of $650 per ounce in the first quarter of 2007.

•
Cost of sales per gold equivalent ounce[1] was $455 in the first quarter, before an incremental fair value inventory charge of $6.1 million relating to the La Coipa acquisition, on sales of 356,864 gold equivalent ounces. Reported cost of sales per ounce including the inventory charge ($17 per ounce) totaled $472.  This compares with a cost of sales of $328 per ounce on sales of 378,167 gold equivalent ounces in the first quarter of 2007. A further $20 of the increase over previously disclosed cost of sales per ounce guidance relates to changes in currency exchange rates, oil prices, and higher royalty payments resulting from higher gold prices. This variance is consistent with sensitivity information previously disclosed. The remaining variance relates primarily to mine operating factors and higher consumable costs.

•	Based on reported cost of sales per gold equivalent ounce of $472, Kinross’ margin per ounce sold was $457 in the first quarter, compared with $322 for the first quarter 2007, an increase of 42%.

•
Incorporating first quarter actual results and based on the price assumptions outlined in our previous guidance for the remainder of the year, the Company expects its average 2008 cost of sales will be $385-395 per gold equivalent ounce versus the previously announced forecast of $365-375. Approximately 65% of this increase relates to first quarter actual results and the remainder to an expected increase in maintenance and repair costs at Maricunga, and pit wall repair costs at La Coipa. The Company  expects that the cost of sales per ounce will be impacted positively over the course of the year as the Paracatu, Kupol and Buckhorn projects are commissioned and total production increases.

•
Net earnings for the first quarter were $70.9 million, or $0.12 per share, compared with net earnings of $68.5 million, or $0.16 per share, for the same period last year. Earnings for the first quarter included a gain of $11.5 million, or $0.02 per share, related to the sale of Kubaka. The year-over-year decrease in earnings per share is largely due to a 39% increase in the average number of shares outstanding.

•
Cash flow from operating activities was $76.3 million in the first quarter of 2008, compared with $90.2 million for the corresponding period in 2007. Cash and short-term investment balances were $889.5 million at March 31, 2008 compared with $561.2 million at December 31, 2007.

•
Capital expenditures totaled $190.5 million in the first quarter. The Company expects 2008 capital expenditures to increase to approximately $752 million versus the previous forecast of $685 million. This increase relates to several investment initiatives including moving $35 million in capital forward from 2009 to accelerate the Fort Knox project, $12 million for Cerro Casale feasibility work, and $20 million to advance the purchase of mobile equipment at Paracatu and to purchase a fuel transport fleet at Kupol.

•
The Kupol mill is now processing ore and first gold and silver production is expected during May.  Paracatu is on schedule to begin commissioning in July. Buckhorn is on schedule to begin commissioning in October. All permit appeals at Buckhorn have been settled and dismissed.

1.	Cost of sales per ounce is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold.

KINROSS GOLD CORPORATION www.kinross.com	40 King Street West, 52nd Floor Toronto, Ontario, Canada M5H 3Y2	TEL: 416-365-5123 FAX: 416-363-6622 TOLL FREE: 866-561-3636

CEO commentary

Tye Burt, Kinross President and CEO, made the following comments in relation to the first quarter 2008 results:

“The significant growth we expect in 2008 is becoming a reality at our three projects. We have reached a major milestone at Kupol, as mining continues and milling is now underway. Initial production is expected on schedule during May. Paracatu and Buckhorn remain on schedule to begin commissioning in July and October, respectively. We recently settled Buckhorn’s outstanding permit and authorization appeals, reaching an agreement with a group which opposed development of the mine for many years.

“At current operations, production was slightly below our plan in the first quarter due to operational issues at Fort Knox, Round Mountain and La Coipa, which deferred some production and negatively impacted costs. These issues were short-term and were somewhat offset by solid production from Paracatu and Maricunga. We remain on track to produce 1.9 – 2.0 million gold equivalent ounces in 2008.

“We are subject to the same cost pressures as other producers, including rising costs of consumables, unfavourable currency exchange rates, and higher royalties resulting from a higher gold price. We also experienced higher than expected costs at certain key mines, but we have taken steps to manage and mitigate these costs through the remainder of the year.

“Due to a higher gold price, our margins increased in the quarter. Through the course of 2008, we expect our cost of sales per ounce to be impacted positively in each subsequent quarter as the new projects proceed through commissioning and reach full production.”

Summary of financial and operating results

Three months ended March 31
	(dollars in millions, except per share and per ounce amounts)	2008	2007
	Gold equivalent ounces - produced (a)	331,784	389,394
	Gold equivalent ounces - sold (a)	356,864	378,167

	Metal sales	$ 330.2	$ 245.7

	Cost of sales (excludes accretion and reclamation expense, depreciation, depletion and amortization)	$ 168.3	$ 124.1
	Accretion and reclamation expense	$ 4.2	$ 3.0
	Depreciation, depletion and amortization	$ 37.8	$ 30.3
	Operating earnings	$ 81.8	$ 59.0
	Net earnings	$ 70.9	$ 68.5
	Basic earnings per share	$ 0.12	$ 0.16
	Diluted earnings per share	$ 0.11	$ 0.15
	Cash flow from operating activities	$ 76.3	$ 90.2
	Average realized gold price per ounce	$ 929	$ 650
	Cost of sales per equivalent ounce sold (b)	$ 472	$ 328
(a)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each year. This ratio for the first quarter of 2008 was 52.57:1 compared with 48.89:1 for the first quarter of 2007.

(b)	Cost of sales per ounce is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold.

KINROSS GOLD CORPORATION	2008 First Quarter Results Page 2

Kinross produced 331,784 gold equivalent ounces in the first quarter of 2008, compared with 389,394 gold equivalent ounces in the first quarter of 2007. The year-over-year expected decrease in production was due to a net reduction in ounces produced as a result of the asset swap transaction with Goldcorp, and also to short-term operational issues at Fort Knox, Round Mountain, and La Coipa, described in “Operations review and update” below. The Company remains on track to produce 1.9 – 2.0 million gold equivalent ounces in 2008, in accordance with previously stated guidance.

Revenue from metal sales increased 34% in the first quarter of 2008 over the first quarter of 2007, from $245.7 million to $330.2 million, as a result of a higher realized gold price, partially offset by a decrease in ounces sold.  The average realized gold price for the first quarter of 2008 was $929 per ounce, compared with $650 per ounce in the first quarter of 2007. The average spot price of gold in the first quarter of 2008 was $925 per ounce, compared with $650 per ounce in the first quarter of 2007.

Cost of sales per gold equivalent ounce was $455 in the first quarter on sales of 356,864 gold equivalent ounces, before a $6.1 million incremental charge resulting from a purchase accounting adjustment related to the asset swap with Goldcorp, whereby the value of the bullion inventory of La Coipa was increased to reflect fair value as of the acquisition date. This charge increased first quarter cost of sales per gold equivalent ounce by $17 to $472.  By comparison, the cost of sales per gold equivalent ounce for the first quarter of 2007 was $328. The year-over-year increase can be attributed primarily to: higher consumable costs at most operations; the impact of strengthening currencies, most significantly the appreciation of the Chilean peso and the Brazilian real against the U.S. dollar; increased maintenance-related costs at Maricunga; reduced production at Fort Knox, Round Mountain, and La Coipa; and increased price-based royalties at Round Mountain and Fort Knox.

Approximately 55% to 60% of the Company’s costs are denominated in U.S. dollars. Cost of sales per gold equivalent ounce is subject to the following key sensitivities, as previously disclosed:

Sensitivity	Approximate impact on cost of sales
10% change in foreign exchange	$13 per gold equivalent ounce
$10 change in price per barrel of oil	$4 per gold equivalent ounce
$100 change in gold price (royalty impact)	$6 per gold equivalent ounce

Based on reported cost of sales per ounce of $472, Kinross’ margin per gold equivalent ounce sold was $457 in the first quarter of 2008 compared with $322 for the first quarter of 2007, an increase of 42% year–over-year, due to a higher realized gold price.

Net earnings for the first quarter of 2008 were $70.9 million or $0.12 per share, compared with earnings of $68.5 million or $0.16 per share for the same period last year. First quarter 2008 earnings included the sale of the Kubaka mine, which had a net benefit of $11.5 million or $0.02 per share. Earnings also included net non-hedge derivative gains of $22.4 million, $17.4 million of foreign exchange losses, and the $4.4 million (after tax effect) incremental fair value charge relating to La Coipa inventory sold in the first quarter. Year-over-year earnings per share were impacted by a 39% increase in the number of shares outstanding, primarily as a result of the Bema acquisition.

General and administrative expenses were $23.2 million in the first quarter of 2008, compared with $14.7 million in the first quarter of 2007. The increase is primarily related to higher personnel costs.

KINROSS GOLD CORPORATION	2008 First Quarter Results Page 3

Cash flow from operating activities for the first quarter of 2008 was $76.3 million, compared with $90.2 million for the first quarter of 2007. The cash and short-term investment position was $889.5 million at March 31, 2007 compared with $561.2 million at December 31, 2007 and total long-term debt was $947.1 million at March 31, 2008 compared with $564.1 million at December 31, 2007.

Operations review and update

Three months ended March 31,
	Gold equivalent ounces
	Produced		Sold		Cost of sales		Cost of sales/oz
(in US$ millions)	2008	2007	2008	2007	2008	2007	2008	2007

Fort Knox	65,394	82,714	76,954	72,765	$ 35.3	$ 23.8	$ 459	$ 327
Round Mountain	63,604	84,280	59,191	83,720	26.0	24.2	439	289
Paracatu	43,236	40,732	42,465	43,984	19.2	16.0	452	364
La Coipa (a)	60,893	56,295	80,654	48,026	36.1	9.7	448	202
Maricunga (b)	61,379	41,040	61,800	37,995	34.1	15.4	552	405
Crixas	20,630	23,740	19,974	27,503	5.9	6.2	295	225
Julietta (c)	16,648	7,763	15,826	14,086	11.7	6.9	739	490
Porcupine JV	-	35,800	-	33,528	-	14.1	-	421
Musselwhite	-	17,030	-	16,560	-	7.8	-	471
Other operations	-	-	-	-	-	-	-	-
Corporate and other	-	-	-	-	-	-	-	-
Total	331,784	389,394	356,864	378,167	$ 168.3	$ 124.1	$ 472	$ 328

(a) Production and sales for La Coipa reflect Kinross' 50% share for 2006 and from January 1, 2007 through December 21, 2007, and 100% from December 22, 2007 through December 31, 2007.  Cost of sales per ounce in 2008 includes $76 related to the increase in inventory volume due to the asset swap transaction.

(b) Production from the Maricunga mine is 100% for March 2007 and beyond. Prior to that Kinross owned 50% of the operation.
(c) Production from the Julietta mine is for March 2007 and beyond.

At the Fort Knox mine in Alaska, U.S.A., gold equivalent production for the first quarter of 2008 was 65,394 ounces, a decrease of 21% compared with the first quarter of 2007. The decrease year-over-year is due primarily to mining lower grades and harder ore as a result of mine sequencing. Total sales for the quarter were 76,954 ounces, which included a late shipment of approximately 12,000 ounces at year-end that was recognized in first quarter 2008 sales rather than fourth quarter 2007 sales. Revenue for the quarter was $71.2 million, an increase of 50% over the first quarter of 2007, due to a higher gold price and an increase in ounces sold. Cost of sales per ounce was $459 for the first quarter of 2008 compared with $327 for the first quarter of 2007, primarily as a result of higher consumable costs, particularly energy costs, and an increase in revenue-based royalties due to a higher gold price.

Gold equivalent production at Round Mountain in Nevada, U.S.A. was 63,604 ounces in the first quarter of 2008, a decrease of 25% compared with the first quarter of 2007.  The year-over-year decline was mostly anticipated in the mine plan, but was compounded by a 26-day shutdown of the primary crusher due to electrical issues in the first quarter. Low-grade stockpile material was substituted for regular ore production, resulting in reduced gold production. Revenue was largely unchanged year-over-year, as the reduction in ounces sold was largely offset by a higher gold price. Cost of sales per ounce was $439 for the first quarter of 2008, compared with $289 for the first quarter of 2007, primarily as a result of the reduction in ounces sold due to lower grade and mill recovery, an increase in revenue-based royalties due to a higher gold price, and higher consumable costs.

KINROSS GOLD CORPORATION	2008 First Quarter Results Page 4

At the Paracatu mine in Brazil, gold equivalent production was 43,236 ounces in the first quarter of 2008, an increase of 6% compared with the first quarter of 2007. The increase year-over-year is primarily due to higher grade ore, a higher recovery rate, and an increase in tonnes processed. Revenue for the quarter was $39.5 million, an increase of 38% over the first quarter of 2007, due to a higher average gold price, which was offset slightly by a reduction in ounces sold.  Cost of sales per ounce was $452 for the first quarter of 2008, compared with $364 for the first quarter of 2007, primarily due to higher consumable costs and the appreciation of the Brazilian real against the U.S. dollar.

Gold equivalent production at La Coipa on a 100% basis was 60,893 ounces for the first quarter of 2008, a decrease of 46% compared with first quarter 2007 production of 112,590 ounces on a 100% basis (of which Kinross had a 50% share). Gold equivalent production for the first quarter of 2008 included 1,862,223 ounces of silver. First quarter production was negatively affected by a pit wall failure in the Coipa Norte pit in January, as a result of which Coipa Norte ore was replaced by lower grade stockpiled material. This accounted for a production loss of approximately 10,000 ounces, which the operation expects substantially to recover in subsequent quarters now that mining at Coipa Norte has been re-established. Sales for the quarter of 80,654 gold equivalent ounces included a draw-down of year-end inventories of approximately 19,000 ounces. Revenue for the quarter was $73.3 million. Cost of sales per gold equivalent ounce was $448 in the first quarter of 2008, compared with $202 in the first quarter of 2007.  This includes a $6.1 million incremental fair value inventory charge related to the Goldcorp swap.  Without this charge, cost of sales per gold equivalent ounce would have been $372, compared with $202 in the first quarter of 2007. The year-over-year increase is due primarily to the fair value inventory charge, and increases in fuel and grinding materials and other consumables.

Gold equivalent production at Maricunga was 61,379 ounces for the first quarter of 2008, compared with 41,040 ounces in the first quarter of 2007. The year-over-year increase in production reflects the increase in Kinross’ ownership from 50% per cent to 100% upon the acquisition of Bema in February 2007. On a 100% basis, production was relatively constant with an increase of 2% over the same period. Sales for the first quarter 2008 were 61,800 gold equivalent ounces, resulting in revenue of $57.6 million. Cost of sales per ounce was $552 in the first quarter of 2008, compared with $405 in the first quarter of 2007. The increase was primarily due to the impact of the appreciation of the Chilean peso against the U.S. dollar, an increase in the price of consumables, and costs associated with unplanned maintenance and repairs to the crusher motors and conveyor belt. A large portion of these maintenance costs were related to outside contractors’ fees, and the operation is planning to reduce these costs in the future by hiring additional crew members to perform maintenance and repairs currently handled by external contractors.

At the Crixás joint venture mine in Brazil, gold equivalent production was 20,630 ounces in the first quarter of 2008, a decrease of 13% compared to the first quarter of 2007, as a result of a lower grade.  Revenue for the quarter was $18.4 million, an increase of 4% over the first quarter of 2007, due to a higher average gold price, which was largely offset by a reduction in ounces sold. Cost of sales per ounce was $295 for the first quarter of 2008, compared with $225 for the first quarter of 2007, due primarily to higher consumable costs and the appreciation of the Brazilian real against the U.S. dollar.

The Julietta mine, in the Magadan region of Russia, was acquired as part of the Bema acquisition, and only contributed production from February 27, 2007 to March 31, 2007 in the first quarter of 2007; therefore, year-over-year results are not comparable. Gold equivalent production at Julietta was 16,648 ounces for the first quarter of 2008. Revenue during the quarter was $15.1 million and cost of sales was $739 per gold equivalent ounce.

KINROSS GOLD CORPORATION	2008 First Quarter Results Page 5

Project updates
The forward-looking information contained in this section is subject to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information located on page 15 of this release.

Kupol project

Mining continues at Kupol and the mill is now processing ore. The first gold and silver production is expected this month.

Some 430,000 tonnes of ore were stockpiled as of March 31, which was well ahead of plan. Based on the current ramp-up schedule, the milling rate is expected to reach 1,500 tonnes per day in May, and to attain full production capacity of 3,000 tonnes per day by October.

The Kinross share of Kupol production for 2008 is expected to be approximately 365,000-390,000 gold equivalent ounces, at an expected average cost of sales per gold equivalent ounce of $235-2451 for the year. The Kupol cost of sales per gold equivalent ounce is expected to decrease to an average of approximately $210-2201 in the fourth quarter of 2008. Capital expenditures for 2008 are expected to increase by approximately $10 million as a result of the decision to buy the Kupol fuel transport fleet, as opposed to subcontracting for these services as previously planned.  We intend to provide a final capital amount for the project once commissioning is complete.

Paracatu expansion

Construction on the Paracatu expansion project was 89% complete as of March 31, 2008, with $476 million of capital spent or committed. The project remains on schedule to begin commissioning in July 2008. The crushing, conveying, and stockpiling facilities are near completion, and testing of these facilities is expected to begin in May. All mining equipment is now on site, the electric shovel is being erected, and training for mobile equipment operators is in progress.

The project is expected to increase gold production at Paracatu from approximately 175,000 ounces in 2007 to approximately 305,000-335,000 ounces in 2008 at an expected average cost of sales per ounce of $390-4001 for 2008. The Paracatu cost of sales per ounce is expected to decrease to an average of approximately $345-3551 in the fourth quarter of 2008. Capital expenditures at Paracatu are expected to increase by approximately $10 million as a result of accelerating the purchase of mobile equipment from 2009 to 2008.  We intend to provide a total capital amount for the project once commissioning is complete, which we expect may be in the range of 5% to 8% in excess of the project budget, depending on final costs and foreign exchange rates.

Kettle River – Buckhorn project

Construction on the Buckhorn mine project is proceeding on schedule and on budget and was approximately 90% complete as of March 31, 2008, with $68 million of capital committed or spent. The mine is expected to commence gold production in October 2008. The water treatment plant is operating and mine development from the upper and main portals is progressing.

Crown Resources Corporation, a subsidiary of Kinross, recently completed a settlement with the project opponents who were appealing certain State and Federal permits and authorizations required to operate the mine, pursuant to which all appeals were dismissed.

1. Based on price assumptions outlined in “2008 Outlook” below.

KINROSS GOLD CORPORATION	2008 First Quarter Results Page 6

The settlement terms primarily focus on environmental monitoring and mitigation measures, and on the funding of additional wetland, habitat and fisheries restoration and improvement projects in the Okanogan Highlands.

Expected production for 2008 is approximately 25,000-30,000 ounces, at an expected average cost of sales per ounce of $290-3001. The cost of sales per ounce is expected to be impacted positively once the project is operating at full capacity by the end of 2008.

Fort Knox Project

Kinross has accelerated the schedule of the Fort Knox project in order to bring additional ounces expected from the project into production sooner. Based on the revised schedule, production from the project is now expected to begin in mid-2009 instead of at the end of 2009, as reported in our Q4 2007 and year-end news release. The accelerated schedule will result in the Company advancing approximately $35 million of capital expenditures from 2009 to 2008. The total expected capital expenditure for 2008 and 2009 remains unchanged at $175 million.

Overburden excavation at the project is progressing well, and orders for procurement and erection of the carbon-in-column plant building, carbon columns and tankage have been awarded.

The Fort Knox Project is expected to extend the life of the mine from 2013 until 2018. The project will double the life-of-mine production to 2.9 million gold ounces, and will increase Fort Knox production to an average of 370,000 gold ounces per year during the five years commencing in 2010.  It will also impact positively the average life-of-mine cost of sales per ounce, resulting in an expected average cost of sales per ounce of approximately $390.

Cerro Casale

Results of the core drilling program at the Cerro Casale joint venture property are currently being assessed. Some 20 tonnes of ore have been collected and are being used for metallurgical test work, including flotation tests, grinding tests, and testing of high-pressure grinding rolls.

As stated in our Q4 2007 and year-end news release, Kinross and Barrick Gold Corporation continue to advance the negotiation of a shareholders’ agreement that will govern the Cerro Casale joint venture and will replace the existing shareholders’ agreement.

In addition, the parties have issued a letter of intent to AMEC International (Chile) S.A. to carry out an updated feasibility study on Cerro Casale. Kinross’ share of the cost of the study, including support from other third-party consultants, is expected to be approximately $12 million in 2008, which has now been included in our capital expenditure forecast. The purpose will be to update the original project study with current capital and operating costs, and incorporate the results of the metallurgical evaluation work that is currently being done. This study is expected to be concluded by mid-2009.

1. Based on price assumptions outlined in “2008 Outlook” below.

KINROSS GOLD CORPORATION	2008 First Quarter Results Page 7

2008 Outlook
The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information located on page 15 of this release.

As stated in our previous guidance, Kinross expects to produce approximately 1.9 – 2.0 million gold equivalent ounces in 2008, and 2.5 – 2.6 million gold equivalent ounces in 2009.

Cost of sales per gold equivalent ounce is expected to average between $385 and $395 for the full year 2008, versus the previously stated guidance of between $365 and $375. The increase from our previously stated guidance is due primarily to: incorporation of first quarter actual results, which are expected to account for approximately $13 of this increase; higher expected cost of sales at our Maricunga operation as a result of lower grades; reduced production and increased maintenance-related costs; and higher expected costs at our La Coipa operation related to repairing a pit wall failure that occurred in the first quarter.

The revised cost of sales forecast incorporates first quarter actual results and, for the balance of the year, is based on the same assumptions outlined in our previous guidance, namely: a gold price of $700 per ounce, a silver price of $12.85 per ounce, an oil price of $80 per barrel, and 1.75 Brazilian reais to the U.S. dollar, 1.00 Canadian dollar to the U.S. dollar, 25 Russian roubles to the U.S. dollar and 530 Chilean pesos to the U.S. dollar.  By way of example, if the actual average gold price realized were to be $850 per ounce and the average oil price paid were to be $115 per barrel for the remaining nine months of the year, full year cost of sales per gold equivalent ounce would be expected to increase by approximately $19.

The Company expects that the cost of sales per ounce will be impacted positively over the course of the year as the Paracatu, Kupol, and Buckhorn projects are commissioned and total production increases. Based on the assumptions noted above, by the fourth quarter of 2008, the average cost of sales per gold equivalent ounce is expected to decrease to between $335 and $345, versus $325 and $335, as stated in our previous guidance.  Kinross  expects the average fourth quarter 2008 cost of sales per ounce to be indicative of the Company’s average 2009 costs.

Capital expenditures for the year are expected to be $752 million, compared to $685 million as previously forecast.  This increase is the result of: accelerating the Fort Knox project and moving $35 million of expenditures from 2009 to 2008; $12 million for the Cerro Casale updated feasibility study costs; $10 million related to the decision to buy the Kupol fuel transport fleet as opposed to subcontracting the services as previously planned; and $10 million related to accelerating the purchase of Paracatu mobile equipment.

Exploration and Business Development

Exploration and business development expense for the first quarter of 2008 was $11.9 million compared with $7.9 million for the first quarter of 2007.

Sale of Kubaka/Omolon

On January 25, 2008, a wholly-owned subsidiary of Kinross completed the sale of its approximate 98.1% interest in OAO Omolon Gold Mining Company to OAO Polymetal for a purchase price of $15.0 million plus a variable royalty on future production from the Kubaka gold mine properties. OAO Omolon’s assets included the Kubaka gold mine and related mining licences, located in the Magadan region in the far east of the Russian Federation.

KINROSS GOLD CORPORATION	2008 First Quarter Results Page 8

LL&E royalty purchase

A royalty payment known as the Louisiana Land and Exploration Company (LL&E) royalty applies to Kinross’ 50% interest in Round Mountain. The royalty rate is 3% of gross proceeds until the time that total royalty payments of $75.0 million are paid, and 1.5% thereafter. To date, cumulative royalty payments total $60.0 million. On January 23, 2008, the Company purchased the LL&E royalty from ConocoPhillips. The purchase price was $26.5 million and the effective date of the purchase was January 1, 2008. On January 31, 2008, pursuant to the terms of the Round Mountain joint venture, the Company offered Barrick Gold Corporation the opportunity to purchase 50% of the royalty, on a pro rata basis with Barrick’s joint venture interest. On February 11, 2008, Barrick accepted the offer, however, the transaction has not yet been completed.

Agreement with Brett Resources

Pursuant to an Option Agreement dated March 21, 2006, between Kinross and Brett Resources Inc., Brett acquired an option to earn a 60% interest in the Hammond Reef Project, located in northern Ontario, in exchange for incurring expenditures totaling $5.0 million on the properties and issuing 1,000,000 common shares in Brett to Kinross.  On March 27, 2008, Kinross and Brett entered into a letter of intent setting out the terms pursuant to which Brett would acquire a 100% interest in the Hammond Reef Project from Kinross.  The Brett LOI provides, among other things, that following Brett’s exercise of the Option, Kinross will sell its remaining 40% interest in the Hammond Reef Project to Brett in exchange for 14.0 million common shares in Brett and a 2% net smelter returns royalty.   This transaction is expected to close in the second quarter of 2008.

Exploration update

Of the total exploration and business development expense during the quarter, the exploration portion totaled $8.8 million.  Capitalized exploration was a further $3.3 million. In the first quarter, Kinross was active on twenty mine site and non-mine site exploration projects, with a total of 19,848 meters drilled. Highlights for the quarter included:

■	Fort Knox: Three diamond core drills and one reverse circulation (RC) drill completed an aggregate total of 9,719 meters in continuation of the Phase 7 pit expansion program.

■
La Coipa:  Two rigs (one RC and one diamond core) drilled a combined total of 6,038 meters at Puren and Cerro Bravos. A 2,000-square-kilometer airborne hyperspectral survey was initiated targeting La Coipa-style hydrothermal alteration systems previously unrecognized in the district. A regional geochemical program was completed across 53,000 hectares of newly staked land.

■	Kettle River: Data from the 2007 program was compiled and analyzed, with targeting completed for a 5,790 meter infill program and 7,620 meter district exploration program in 2008.

■	Round Mountain: Pit infill drilling of 2,960 meters and 4,761 meters of district exploration drilling at Salisbury and the Manhattan Mine was completed.

■
Kupol:  At the Kupol mine site, the focus for 2008 will be on the 650 Zone and identifying and testing parallel structures. At Kupol West, drilling recommenced targeting the north strike extension of the main mineralized Kupol structure. Drilling at Kupol East property is scheduled during the second quarter.

KINROSS GOLD CORPORATION	2008 First Quarter Results Page 9

■	Ixhuatan: Two diamond core drills completed 3,282 meters at Cerro La Mina. District mapping and geochemistry continued along the northwest trend between Cerro La Mina and the Caracol prospect.

■
Generative Projects: Kinross and Full Metal Minerals have entered into an alliance to conduct greenfields exploration in Alaska and the Yukon Territory in 2008 and 2009. In connection with the Hammond Reef transaction described above, Kinross and Brett Resources will enter into an exploration alliance aimed at identifying properties of interest in British Columbia and the Yukon.

Financial Overview

Other income (expense) – net

	Three months ended
	March 31,
	2008	2007

Gain on sale of investments and other assets - net	$11.9	$6.6
Interest income	8.0	3.4
Interest expense	(5.0)	(0.6)
Foreign exchange gains (losses)	(17.4)	(7.1)
Realized non-hedge derivative loss	(0.6)	(5.7)
Unrealized non-hedge derivative gains	23.0	32.6
Other income (expense) - net	$19.9	$29.2

Gain on sale of investments

During the first quarter 2008, gains on the sale of investments and other assets of $11.9 million primarily include a gain of $11.5 million related to the sale of the Kubaka mine in January 2008 by a wholly-owned subsidiary of Kinross.

Interest income

Due to higher cash balances, interest income increased to $8.0 million in the first quarter of 2008 from $3.4 million in the same period in 2007. The increase is due largely to interest generated by proceeds from the 1.75% Convertible Senior Notes issued in January 2008, which yielded net proceeds after fees and commissions of $449.9 million.

Foreign exchange

The Company recorded a foreign exchange loss of $17.4 million for the first quarter of 2008, which includes a loss of $8.6 million on net foreign currency denominated liabilities, primarily future tax liabilities, compared with a foreign exchange loss of $7.1 million for the first quarter of 2007. The loss on foreign exchange was largely due to the impact of a weakening Canadian dollar.

KINROSS GOLD CORPORATION	2008 First Quarter Results Page 10

Income and mining taxes

In the first quarter of 2008, the Company recorded an income and mining tax expense of $24.9 million on earnings before tax of $101.7 million, compared with $19.2 million on earnings before tax of $88.2 million during the first quarter of 2007.

Liquidity and capital resources

The following table summarizes Kinross’ cash flow activity for the three months ended March 31, 2008:

Cash flow summary

	Three months ended March 31,
(in US$ millions)	2008	2007

Cash flow:
Provided from operating activities	$76.3	$90.2
Provided from (used in) investing activities	(346.1)	(52.7)
Provided from (used in) financing activities	453.2	29.6
Effect of exchange rate changes on cash	(1.8)	0.4
Increase in cash and cash equivalents	181.6	67.5
Cash and cash equivalents:
Beginning of period	551.3	154.1
End of period	$732.9	$221.6

Operating Activities

Cash flow provided by operating activities was $76.3 million in the first quarter of 2008, compared with $90.2 million in the first quarter of 2007.

Investing Activities

Net cash used in investing activities during the first quarter of 2008 was $346.1 million, versus $52.7 million used in the comparable period in 2007.  The following table provides a breakdown of capital expenditures:

KINROSS GOLD CORPORATION	2008 First Quarter Results Page 11

Capital expenditures
(In US$ millions)

	Three months ended March 31
	2008	2007

Fort Knox	$16.8	$8.5
Round Mountain	8.2	9.5
Porcupine Joint Venture	-	5.1
Paracatu	103.3	20.1
La Coipa	3.8	0.6
Crixas	3.5	1.9
Musselwhite	-	2.3
Maricunga	5.4	2.2
Kettle River	7.8	8.4
Julietta	1.0	0.3
Kupol (a)	38.9	9.9
Other operations	-	0.3
Corporate and other	1.8	0.6

Total	$190.5	$69.7
(a) Includes the buildup of working capital.

Capital expenditures

Capital expenditures in the first quarter of 2008 included costs related to the Paracatu expansion project, the Kupol project, Fort Knox project, the Kettle River–Buckhorn project, and pit development at Round Mountain.

Financing Activities

Net cash flow received from financing activities in the first quarter 2008 was $455.8 million.

On January 29, 2008 Kinross issued $460.0 million aggregate principal amount of 1.75% Convertible Senior Notes due March 15, 2028 with a conversion price of $28.48, subject to adjustment. Net proceeds from the transaction after fees and commissions were $449.9 million.

Forward Sales Contracts

Under the terms of the Kupol project loan facilities arranged by Bema prior to its acquisition by the Company, the Company is required to maintain gold and silver hedge contracts over the life of the loans in order to cover a portion of the mine’s future operating and debt service costs.  Also acquired as part of the acquisition of Bema in February 2007 were gold and silver forward and option contracts intended to protect against a decline in future metal prices at Maricunga and Julietta.  After accounting for the 25% of the Kupol project owned by a partner, Kinross has an economic interest in gold forward sales contracts and call options equivalent to approximately 2% of total gold reserves.

Kinross recorded a net non-hedge derivative gain of $22.4 million for the three months ended March 31, 2008.

KINROSS GOLD CORPORATION	2008 First Quarter Results Page 12

Dividend Payment

The Company paid a dividend of $0.04 per share on March 31, 2008 to shareholders of record on March 24, 2008. The present intention is to pay a dividend semi-annually.

Balance Sheet

Cash and short-term investments during the first quarter increased by $328.3 million to $889.5 million, with cash flow from operating activities contributing $76.3 million and cash from financing activities contributing $453.2 million. This was reduced by additions to property, plant and equipment that used $190.5 million in cash. The Company’s net working capital increased by $271.5 million to $797.8 million in the first quarter.

	As at:
(in US$ millions)	March 31, 2008	December 31, 2007

Cash and cash equivalents and short-term investments	$889.5	$561.2
Current assets	$1,250.0	$933.7
Total assets	$7,177.7	$6,729.3
Current liabilities	$452.2	$407.4
Total debt, including current portion (a)	$947.1	$564.1
Total liabilities (b)	$2,320.1	$1,891.5
Shareholders' equity	$4,857.6	$4,837.8

Statistics
Working capital	$797.8	$526.3
Working capital ratio (c)	2.76:1	2.29:1
(a) Includes long-term debt.
(b) Includes preferred shares and non-controlling interest.
(c) Current assets divided by current liabilities.

KINROSS GOLD CORPORATION	2008 First Quarter Results Page 13

Conference Call Details

Kinross will hold a conference call and audio webcast on Wednesday, May 7, 2008 at 8:00 a.m. ET to discuss the results, followed by a question-and-answer session.

To access the call, please dial:

Toronto and internationally – 416-644-3420
Toll free in North America – 800-594-3615

Replay (available May 7 to May 21):

Toronto and internationally – 416-640-1917; Passcode – 21269640#
Toll free in North America – 877-289-8525; Passcode – 21269640#

You may also access the conference call on a listen-only basis via webcast at our website
www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

Kinross will hold its Annual and Special Meeting of Shareholders on May 7, 2008, at 10:30 a.m. at the Design Exchange, 234 Bay Street, Toronto, Ontario, Canada.

A live audio webcast (listen-only mode) of the Annual and Special Meeting of Shareholders will be available at www.kinross.com and will also be archived for later access.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines in the United States, Brazil, Russia and Chile, and employs approximately 5,000 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: generating growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact:
Steve Mitchell
Director, Corporate Communications
(416) 365-2726
steve.mitchell@kinross.com

Investor Relations Contact:
Erwyn Naidoo
Vice-President, Investor Relations
(416) 365-2744
erwyn.naidoo@kinross.com

KINROSS GOLD CORPORATION	2008 First Quarter Results Page 14

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and Management’s Discussion and Analysis or as otherwise incorporated by reference in this news release as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, expansion and power supply at Paracatu proceeding on a basis consistent with our current expectations; (3) permitting and development at the Kettle River - Buckhorn project proceeding on a basis consistent with Kinross’ current expectations; (4)  development of the Phase 7 pit expansion and the heap leach project at Fort Knox proceeding on a basis consistent with Kinross’ current expectations; (5) permitting and development at the Kupol gold and silver project proceeding on a basis consistent with Kinross’ current expectations; (6) the new feasibility study to be prepared by the joint venture for Cerro Casale, incorporating updated geological, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors, being consistent with the Company’s current expectations; (7) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian ruble and the U.S. dollar will be approximately consistent with current levels or as set out in this news release; (8) certain price assumptions for gold and silver; (9) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (10) production forecasts meet expectations; (11) the accuracy of our current mineral reserve and mineral resource estimates; and (12) labour and materials costs increasing on a basis consistent with Kinross’ current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Kinross’ actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this news release are qualified by these cautionary statements, those made in the “Risk Analysis” section of our most recently filed Management’s Discussion and Analysis, and those made in the “Risk Factors” section of our most recently filed Annual Information Form and our other filings with the securities regulators of Canada and the U.S.  These factors are not intended to represent a complete list of the factors that could affect Kinross.  Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key sensitivities
Approximately 55%-60% of the Company’s costs are denominated in U.S. dollars.
A 10% change in foreign exchange could result in an approximate $13 impact in cost of sales per ounce.
A $10 change in the price of oil could result in an approximate $4 impact on cost of sales per ounce.
The impact on royalties of a $100 change in the gold price could result in an approximate $6 impact on cost of sales per ounce.

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross Gold Corporation and/or its subsidiaries, as may be applicable.

KINROSS GOLD CORPORATION	2008 First Quarter Results Page 15

Consolidated balance sheets
(expressed in millions of United States dollars, except per share and share amounts)

	As at
	March 31.	December 31,
	2008	2007
	Unaudited
Assets
Current assets
Cash and cash equivalents	$732.9	$551.3
Restricted cash	2.4	2.4
Short-term investments	156.6	9.9
Accounts receivable and other assets	102.9	95.2
Inventories	240.3	242.8
Unrealized fair value of derivative assets	14.9	24.0
Current assets held for sale	-	8.1
	1,250.0	933.7
Property, plant and equipment	3,485.6	3,476.3
Goodwill	2,176.0	2,014.8
Long-term investments	108.7	127.7
Future income and mining taxes	8.9	33.3
Unrealized fair value of derivative assets	3.1	3.5
Deferred charges and other long-term assets	145.4	136.3
Long-term assets held for sale	-	3.7
	$7,177.7	$6,729.3
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$278.3	$290.1
Current portion of long-term debt	110.9	76.0
Current portion of reclamation and remediation obligations	9.0	10.0
Current portion of unrealized fair value of derivative liabilities	54.0	29.1
Current liabilities held for sale	-	2.2
	452.2	407.4
Long-term debt	836.2	488.1
Reclamation and remediation obligations	226.7	212.4
Unrealized fair value of derivative liabilities	335.4	266.0
Future income and mining taxes	417.0	465.9
Other long-term liabilities	28.5	20.6
Long-term liabilities held for sale	-	7.0
	2,296.0	1,867.4
Non-controlling interest	14.0	14.0
Convertible preferred shares of subsidiary company	10.1	10.1
Common shareholders' equity
Common share capital and common share purchase warrants	5,241.2	5,123.6
Contributed surplus	57.8	65.4
Accumulated deficit	(195.8)	(253.1)
Accumulated other comprehensive income	(245.6)	(98.1)
	4,857.6	4,837.8

	$7,177.7	$6,729.3
Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	614,868,569	611,925,266

KINROSS GOLD CORPORATION	2008 First Quarter Results Page 16

Consolidated statements of operations
Unaudited (expressed in millions of United States dollars, except per share and share amounts)

	For the years ended
	March 31,
	2008	2007

Revenue
Metal sales	$330.2	$245.7
Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)	168.3	124.1
Accretion and reclamation expense	4.2	3.0
Depreciation, depletion and amortization	37.8	30.3
	119.9	88.3
Other operating costs	3.0	6.7
Exploration and business development	11.9	7.9
General and administrative	23.2	14.7
Operating earnings	81.8	59.0

Other income (expense) - net	19.9	29.2
Earnings before taxes and other items	101.7	88.2

Income and mining taxes expense - net	(24.9)	(19.2)
Equity in losses of associated companies	(5.7)	(0.5)
Non-controlling interest	-	0.2
Dividends on convertible preferred shares of subsidiary	(0.2)	(0.2)
Net earnings	$70.9	$68.5
Earnings per share
Basic	$0.12	$0.16
Diluted	$0.11	$0.15

Weighted average number of common shares outstanding (millions)
Basic	613.8	440.8
Diluted	619.1	445.9

KINROSS GOLD CORPORATION	2008 First Quarter Results Page 17

Consolidated statements of cash flows
Unaudited (expressed in millions of United States dollars, except per share and share amounts)

	For the three months ended March 31,
	2008	2007

Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$70.9	$68.5
Adjustments to reconcile net earnings to net cash provided from operating activities
Depreciation, depletion and amortization	37.8	30.3
Accretion and reclamation expenses	4.2	3.0
Amortization of convertible debt	2.6	-
Gain on disposal of assets and investments - net	(11.9)	(6.6)
Equity in losses of associated companies	5.7	0.5
Realized non-hedge derivative losses - net	1.4	-
Unrealized non-hedge derivative losses - net	(23.0)	(26.9)
Future income and mining taxes	8.0	8.1
Non-controlling interest	-	(0.2)
Stock-based compensation expense	5.1	3.3
Unrealized foreign exchange losses and other	(1.7)	4.4
Changes in operating assets and liabilities:
Accounts receivable and other assets	(12.3)	6.2
Inventories	(2.0)	(2.7)
Accounts payable and other liabilities	(8.5)	2.3
Cash flow provided from operating activities	76.3	90.2
Investing:
Additions to property, plant and equipment	(190.5)	(69.7)
Business acquisitions, net of cash acquired	-	2.3
Proceeds from the sale of long-term investments and other assets	0.2	-
Additions to long-term investments and other assets	(27.4)	(0.3)
Proceeds from the sale of property, plant and equipment	15.3	0.2
Disposals of (additions to) short-term investments	(146.7)	-
Other	3.0	14.8
Cash flow used in investing activities	(346.1)	(52.7)
Financing:
Issuance of common shares on exercise of options and warrants	28.4	24.1
Proceeds from issuance of debt	29.6	15.0
Proceeds from the issuance of convertible debt	449.9	-
Debt issuance costs	(1.6)	-
Repayment of debt	(21.3)	(3.8)
Dividends paid on convertible preferred shares of subsidiary company	(24.8)	-
Settlement of derivative instruments acquired in Bema acquisition	(7.0)	(5.7)
Cash flow provided from (used in) financing activities	453.2	29.6
Effect of exchange rate changes on cash	(1.8)	0.4
Increase in cash and cash equivalents	181.6	67.5
Cash and cash equivalents, beginning of year	551.3	154.1
Cash and cash equivalents, end of year	$732.9	$221.6

KINROSS GOLD CORPORATION	2008 First Quarter Results Page 18

Operating Summary
	Mine	Period	Ownership	Ore Processed (1)	Grade	Recovery (2)	Gold Eq Production	Gold Eq Sales	Cost of Sales	COS/oz	Cap Ex
			(%)	('000 tonnes)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)

North America	Fort Knox	Q1 2008		3,095	0.80	82%	65,394	76,954	$ 35.3	$ 459	$ 16.8
		Q4 2007	100	3,312	0.84	84%	76,060	68,992	$ 27.8	$ 403	$ 9.1
		Q3		3,106	0.90	87%	85,755	92,764	$ 31.4	$ 338	$ 4.6
		Q2		3,323	1.01	87%	93,930	96,456	$ 30.9	$ 320	$ 7.8
		Q1		2,981	0.98	88%	82,714	72,765	$ 23.8	$ 327	$ 8.5
	Round Mountain	Q1 2008		10,977	0.51	nm	63,604	59,191	$ 26.0	$ 439	$ 8.2
		Q4 2007	50	9,901	0.51	nm	63,068	62,639	$ 22.1	$ 353	$ 9.7
		Q3		8,582	0.50	nm	73,270	72,794	$ 24.9	$ 342	$ 8.7
		Q2		8,950	0.50	nm	82,353	81,069	$ 23.7	$ 292	$ 12.4
		Q1		9,557	0.51	nm	84,280	83,720	$ 24.2	$ 289	$ 9.5
South America	Paracatu	Q1 2008		4,791	0.37	78%	43,236	42,465	$ 19.2	$ 452	$ 103.3
		Q4 2007	100	4,983	0.37	79%	47,426	45,857	$ 18.0	$ 393	$ 85.7
		Q3		5,119	0.40	74%	45,646	46,742	$ 17.1	$ 366	$ 57.0
		Q2		4,550	0.38	74%	41,183	38,426	$ 14.1	$ 367	$ 62.4
		Q1		4,633	0.35	77%	40,732	43,984	$ 16.0	$ 364	$ 20.1
	La Coipa (3) (4)	Q1 2008		1,164	0.83	81%	60,893	80,654	$ 36.1	$ 448	$ 3.8
		Q4 2007	50/100	1,129	1.13	80%	49,611	43,707	$ 15.2	$ 348	$ 2.3
		Q3	50	829	1.13	80%	29,428	44,157	$ 12.1	$ 274	$ 1.4
		Q2		805	1.35	71%	62,220	57,841	$ 15.1	$ 261	$ 0.9
		Q1		783	0.79	60%	56,295	48,026	$ 9.7	$ 202	$ 0.6
	Crixás	Q1 2008		198	6.79	96%	20,630	19,974	$ 5.9	$ 295	$ 3.5
		Q4 2007	50	200	6.90	95%	21,037	21,167	$ 6.2	$ 293	$ 3.1
		Q3		210	7.11	95%	22,644	22,968	$ 6.3	$ 274	$ 3.3
		Q2		206	7.60	95%	23,884	24,184	$ 6.2	$ 256	$ 3.4
		Q1		202	7.69	95%	23,740	27,503	$ 6.2	$ 225	$ 1.9
	Maricunga (5)	Q1 2008		3,903	0.71	nm	61,379	61,800	$ 34.1	$ 552	$ 5.4
		Q4 2007	100	3,506	0.65	nm	60,266	60,135	$ 29.4	$ 489	$ 1.0
		Q3		3,342	0.73	nm	47,214	44,672	$ 21.2	$ 475	$ 2.1
		Q2		2,841	0.70	nm	57,230	62,120	$ 25.7	$ 414	$ 1.1
		Q1	50/100	4,002	0.76	nm	41,040	37,995	$ 15.4	$ 405	$ 2.2
Asia	Julietta (6)	Q1 2008		42	11.90	93%	16,648	15,826	$ 11.7	$ 739	$ 1.0
		Q4 2007	90	43	11.70	94%	16,477	14,516	$ 8.4	$ 579	$ 0.9
		Q3		43	12.30	93%	17,504	22,801	$ 12.7	$ 557	$ 0.8
		Q2		43	14.45	93%	21,260	20,025	$ 10.1	$ 504	$ 1.0
		Q1		14	13.76	92%	7,763	14,086	$ 6.9	$ 490	$ 0.3

(1)	Ore processed is to 100%, production and costs are to Kinross' account.
(2)	Due to the nature of heap leach operations at Round Mountain and Maricunga, recovery rates cannot be accurately measured on a quarterly basis.
(3)	On December 21, 2007, the Company's holdings in the Porcupine Joint Venture and Musselwhite mines were sold and the remaining 50% interest in La Coipa was purchased.
(4)	La Coipa silver grade and recovery were as follows: Q1 (2007) 281.7 g/t 73.7%, Q2 236.9 g/t 70.7%, Q3 119.9 g/t 67.1%, Q4 113.3 g/t 67.2%, Q1 (2008) 76.76 g/t 73.7%
(5)	Kinross acquired the remaining 50% interest in the Maricunga mine on February 27, 2007. Results for Q1 2007 are 50% for January and February and 100% for March.
(6)	Kinross acquired its interest in the Julietta mine on February 27, 2007. Results in Q1 are for March only.

KINROSS GOLD CORPORATION	2008 First Quarter Results Page 19